UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Loop Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54352F206

(CUSIP Number)

Jon Niermann

c/o Loop Media, Inc.

2600 West Olive Avenue, Suite 5470

Burbank, CA 91505

(213) 436-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54352F206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Jon Niermann

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	1,167,833*
Shares Beneficially	8. Shared Voting Power:	6,666,667*
Owned by
Each Reporting	9. Sole Dispositive Power:	1,167,833*
Person With	10. Shared Dispositive Power:	6,666,667*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
7,834,500*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.7%*

14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Jon Niermann (“Mr. Niermann”) may be deemed to beneficially own an aggregate of 7,834,500 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: (i) (a) 707,070 shares of Common Stock underlying a stock option currently exercisable at an exercise price of $4.95 per share, (b) 373,263 shares of Common Stock underlying a stock option currently exercisable at an exercise price of $3.30 per share, and (c) 87,500 shares of Common Stock underlying vested restricted stock units held directly by Mr. Niermann; (ii) 6,666,666 shares of Common Stock held directly by The Jon Maxwell Niermann Living Trust, of which Mr. Niermann is the Trustee, and (iii) 1 share of common stock held by Pioneer Productions, LLC (“Pioneer”), where Mr. Niermann is the Sole Member. Excludes 43,403 shares of Common Stock underlying a stock option and 262,500 shares of Common Stock underlying unvested restricted stock units held by Mr. Niermann that are not exercisable within 60 days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Niermann may be deemed to beneficially own 7,834,500 shares of Common Stock of the Issuer, representing 11.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 65,613,394 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

CUSIP No. 54352F206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
The Jon Maxwell Niermann Living Trust

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	6,666,666*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	6,666,666*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
6,666,666*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.2%*

14.	Type of Reporting Person (See Instructions): OO

*As of the date hereof, the Jon Maxwell Niermann Living Trust (the “Niermann Trust”) may be deemed to beneficially own an aggregate of 6,666,666 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”). As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Niermann Trust may be deemed to beneficially own 6,666,666 shares of Common Stock of the Issuer, representing 10.2% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 65,613,394 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

CUSIP No. 54352F206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Pioneer Productions, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person (See Instructions): OO

*As of the date hereof, Pioneer Productions, LLC (“Pioneer”) directly owns 1 share of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), representing 0% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 65,613,394 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2021, and Amendment No. 1 thereto filed on October 6, 2022 (collectively, the “Schedule 13D”). Except as set forth below, the Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented to add the following:

On October 19, 2022, Pioneer, of which Mr. Niermann is the Sole Manager, transferred, for no consideration, 6,666,666 shares of Common Stock to the Niermann Trust, of which Mr. Niermann is the Trustee, and members Mr. Niermann’s immediate family are the sole beneficiaries of the Niermann Trust. Mr. Niermann remains the beneficial owner of the securities held by the Niermann Trust.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Niermann, may be deemed to beneficially own an aggregate of 7,834,500 shares of Common Stock, reported as follows: (i) (a) 707,070 shares of Common Stock underlying a stock option currently exercisable at an exercise price of $4.95 per share, (b) 373,263 shares of Common Stock underlying a stock option currently exercisable at an exercise price of $3.30 per share, and (c) 87,500 shares of Common Stock underlying vested restricted stock units held directly by Mr. Niermann; (ii) 6,666,666 shares of Common Stock held directly by The Jon Maxwell Niermann Living Trust, of which Mr. Niermann is the Trustee; and (iii) one (1) share of common stock held directly by Pioneer. Excludes 43,403 shares of Common Stock underlying a stock option and 262,500 shares of Common Stock underlying unvested restricted stock units held by Mr. Niermann that are not exercisable within 60 days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Niermann may be deemed to beneficially own 7,834,500 shares of Common Stock of the Issuer, representing 11.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 65,613,394 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

Except as described herein, during the past 60 days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2023

By:	/s/ Joanne Lytle
Joanne Lytle, Attorney-in-Fact for Jon Niermann

THE JON MAXWELL NIERMANN LIVING TRUST

By:	Jon Niermann, its Trustee

By:	/s/ Joanne Lytle
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Jon Niermann, Trustee

PIONEER PRODUCTIONS, LLC

By:	Jon Niermann, its Sole Member

By:	/s/ Joanne Lytle
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Jon Niermann, Sole Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).